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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                        American Retirement Corporation
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                               (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                  028913-10-1
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                                (CUSIP Number)


                                 Brian Newman
                         Walton Street Capital, L.L.C.
                            900 N. Michigan Avenue
                                  Suite 1900
                            Chicago, Illinois 60611
                                (312) 915-2800
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)



                               February 21, 2001
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                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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          This Amendment No. 2 to Schedule 13D is filed by and on behalf of DNMC
Public Holdings, L.L.C., Walton Street Real Estate Fund II, L.P. (the sole member of DNMC Public Holdings, L.L.C.), Walton Street Managers II, L.P. (the sole general partner of Walton Street Real Estate Fund II, L.P.) and WSC
Managers II, Inc. (the sole general partner of Walton Street Managers II, L.P.) and amends the Schedule 13D (as previously amended, the "Schedule 13D") filed by the Reporting Persons. Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 4.   Purpose of Transaction

          Item 4 of the Schedule 13D is hereby amended by adding the following as the fourth paragraph thereto:

          On February 21, 2001, the Reporting Persons delivered to the Board of Directors of the Company the letter attached hereto as Exhibit C, which is incorporated herein in its entirety by reference.


Item 7.   Material to be Filed as Exhibits

          Item 7 of the Schedule 13D is hereby amended and supplemented by adding thereto the Letter to the Board of Directors of the Company dated February 21, 2001 attached hereto as Exhibit C.

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                                  Signatures

After reasonable inquiry and to the best of their knowledge and belief, the undersigned, as to themselves only, certify that the information set forth in this statement is true, complete and correct.

Dated:  February 22, 2001


DNMC PUBLIC HOLDINGS, L.L.C.

     By:   Walton Street Real Estate Fund II, L.P.
     Its:  Member

               By:   Walton Street Managers II, L.P.
               Its:  General Partner

                         By:   WSC Managers II, Inc.
                         Its:  General Partner

                                    By:   /s/ Ira J. Schulman
                                         --------------------------------
                                    Name:  Ira J. Schulman
                                    Its:   Vice President


WALTON STREET REAL ESTATE FUND II, L.P.

          By:   Walton Street Managers II, L.P.
          Its:  General Partner

                    By:   WSC Managers II, Inc.
                    Its:  General Partner

                              By:   /s/ Ira J. Schulman
                                   --------------------------------
                              Name:  Ira J. Schulman
                              Its:   Vice President



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WALTON STREET MANAGERS II, L.P.

          By:   WSC Managers II, Inc.
          Its:  General Partner

                    By:   /s/ Ira J. Schulman
                         --------------------------------
                    Name:  Ira J. Schulman
                    Its:   Vice President


WSC MANAGERS II, INC.

          By:   /s/ Ira J. Schulman
               --------------------------------
          Name:  Ira J. Schulman
          Its:   Vice President


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                                   Exhibit C

                Letter to the Board of Directors of the Company


                           DNMC PUBLIC HOLDINGS, LLC
                     900 North Michigan Avenue, 19th Floor
                              Chicago, IL  60610


February 21, 2001


Board of Directors
c/o William Sheriff
Chief Executive Officer
American Retirement Corporation
111 Westwood Place, Suite 402
Brentwood, Tennessee  37027


Dear Members of the Board:

Your letter dated February 16, 2001 reinforces our view that the Company needs new management.

During our meeting on January 23, 2001, Mr. Sheriff claimed that several of our assumptions underlying our analysis of the Company were "inaccurate or flawed." Our assumptions were based solely on information contained in publicly-available, Company-prepared documents. If this information is inaccurate or flawed, the Company should immediately correct it in the marketplace. In fact, Mr. Sheriff promised to deliver correct information to us within approximately three days of our meeting. More than two weeks later that information was still unavailable - and unavailable whether or not we signed your proposed confidentiality agreement.

To date, we have never been given the opportunity to "avail" ourselves of this correct information. Prior to delivery of our February 9, 2001 letter, Mr. Sheriff informed us that this information was still not ready because there were more pressing matters that required his attention. Because Mr. Sheriff informed us at the meeting that the Company was only a few weeks away from entering into the joint venture, we did not believe we had the option of continuing to wait.

In addition, since we only relied upon publicly-available, Company-prepared information, it is not necessary to enter into a confidentiality agreement for the Company to correct these inaccuracies.

We are also puzzled by your statement that you believe our concern over the Company's condition "appears to be focused on providing [us] with short-term liquidity." We are not concerned with the short-term liquidity of our investment in the Company. Our only interest is in maximizing


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shareholder and bondholder value. We continue to believe the Company will have a greater value with new management.

Sincerely,

/s/ Ira J. Schulman
DNMC Public Holdings, LLC


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